August 4, 2023

FILED VIA EDGAR

Ms. Doris Stacey Gama

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PharmaCyte Biotech, Inc.
Registration Statement on Form S-3
Filed June 9, 2023
File No. 333-272569

Dear Ms. Gama:

On behalf of our client, PharmaCyte Biotech, Inc., a Nevada corporation (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”), delivered on June 26, 2023 to the Company, regarding the Company’s Registration Statement on Form S-3 (File No. 333-272569) (the “Form S-3”), as filed with the SEC on June 9, 2023.

The Company respectfully submits the following responses with respect to the comments contained in the June 26, 2023 letter. For ease of reference, the Staff’s comments are set forth in italic type immediately before the corresponding response submitted by the Company.

Registration Statement on Form S-3

Prospectus Summary

Private Placement of Preferred Shares and Warrants, page 1

1.	We refer to your May 9, 2023 securities purchase agreement relating to the sale of preferred shares and warrants. Please provide additional disclosure regarding the impacts that future share conversions and warrant exercises could have in terms of dilution, corporate control, and downward pressure on your stock price. In this regard, we note that you are registering for resale 100 million shares of common stock which is approximately six times the number of common shares presently outstanding as disclosed on page 8 (16.8 million shares). Also discuss, if material, the impact that mandatory monthly redemptions of the preferred stock could have on your cash flow and liquidity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Form S-3 on pages 2, 3 and 5 to expand disclosure regarding the impacts that future share conversions and warrant exercises could have in terms of dilution and downward pressure on the Company’s stock price.

The Company does not believe such conversions and exercises will have an impact on corporate control. When structuring the offering, the Company included “blocker” provisions in the preferred shares and warrants such that they cannot be converted or exercised, as applicable, to the extent that the holder would then beneficially own a number of shares of its common stock which would exceed 4.99% (or, at the election of each holder, 9.99%) of the outstanding shares of the Company.

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Finally, the Company does not expect that the mandatory monthly installment payments (which may take the form of cash redemptions, share conversions, or a combination of the two, subject to certain conditions) of the preferred stock will have a material impact on its cash flow and liquidity. Immediately following the tender offer, the Company had a cash position of approximately $74 million, combined with minimal cash burn. The Company has the option, in its sole discretion, to make the monthly installment payments in cash instead of in shares, and, as of the date hereof, the Company has enough cash to pay the loan back in full and intends to make the monthly installments in cash to the extent that it believes its share price to be too low to justify installment conversions. However, as time passes and depending on how the Company conserves its cash in the future, it may revisit this approach. Regardless, the Company is confident that it has sufficiently adequate cash reserves to fund all exercises and conversions pursuant to the warrants and preferred shares, respectively.

The Offering

Shares of Common Stock that May be Offered by the Selling Stockholders, page 3

2.	Your disclosure indicates that at an upcoming special meeting of stockholders you will seek stockholder approval for an amendment to the Company’s Articles of Incorporation to increase the total number of authorized shares of common stock. We also note that the definitive proxy statement pertaining to your upcoming special meeting does not include a proposal calling for authorization of additional shares. Please revise or advise to clarify whether and, if so, when you will seek stockholder approval to increase the total number of authorized shares. Also, tell us whether you have sufficient authorized shares available to issue the 100 million common shares covered by this registration statement. In this regard, we note the disclosure on page 3 indicating that you plan to file an amendment to this registration statement.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it plans to hold a special meeting of its stockholders to, among other matters, seek stockholder approval for (i) the issuance, for purposes of complying with Nasdaq Listing Rule 5635(d), of shares of the Company’s common stock underlying certain securities issued by the Company pursuant to the terms of the Purchase Agreement in an amount equal to or in excess of 20% of the Company’s common stock outstanding before the issuance of such securities (the “Issuance Proposal”) and (ii) an amendment to the Company’s Articles of Incorporation to increase the total number of authorized shares of common stock (the “Authorized Share Proposal”). The Company filed a new definitive proxy statement on July 31, 2023 with disclosure relating to each of the Issuance Proposal and the Authorized Share Proposal. The Company has added disclosure referencing the planned filing of an amendment to the Form S-3 on pages 3, 4, 5, 8 and 9.

Selling Stockholders, page 7

3.	We note that your tender offer to purchase up to 7,750,000 shares was set to expire on June 9, 2023. Please update your prospectus, where appropriate, to reflect changes resulting from the tender offer including, without limitation, changes to your capitalization and the holdings of the selling stockholders.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that (i) it has added a new section on page 11 of the Form S-3 to disclose changes to the Company’s capitalization as a result of the tender offer, (ii) it has updated the date of the beneficial ownership table on page 8 of the Form S-3 to be as of July 24, 2023, thus giving effect to any participation by the selling stockholders in the tender offer, and (iii) it has added disclosure on page 8 of the Form S-3 noting that to the extent the Company purchased any of a selling stockholder’s shares of in the tender offer, the table gives effect to such purchase.

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General

4.	We note that your definitive proxy statement filed on June 5, 2023 indicates that in accordance with Nasdaq Listing Rule 5635(d) you are seeking shareholder approval for the issuance of 20% or more of your common stock. Accordingly, please revise this registration statement to limit the resale offering to the 19.99% threshold until such time as your shareholders approve the issuance of 20% or more.

Response:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Form S-3 on pages 4, 8 and 9 to indicate that the resale offering is limited to a 19.99% threshold until such time as the Company’s shareholders approve the issuance of 20% or more.

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We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Kenneth R. Koch of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 692-6768.

Sincerely,

/s/ Joshua N. Silverman
Joshua N. Silverman Interim Chairman, Interim Chief Executive Officer and Interim President

cc: Kenneth R. Koch, KRKoch@mintz.com

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